RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED
2007 APR -9 P 1:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

BEST AVAILABLE COPY

3rd April 2007

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate F[redacted]
100 F Street, NE
Washington, DC 20549
USA

07022436

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted the following disclosures to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 3rd April 2007 with respect to disclosures made under Clause 49 of the Listing Agreement of the Indian Stock Exchanges pertaining to the quarterly Compliance Report on Corporate Governance for the quarter ended 31st March 2007.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Katyekar
Dy. Company Secretary

Reliance Natural Resources Limited

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

4/10

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

3rd April 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended 31st March 2007

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

3rd April 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March 2007**

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Natural Resources Limited**

Quarter ending on: 31st March 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II (D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	N. A.	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party	49 (IV A)	Yes	

Reliance Natural Resources Limited

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

Particulars	**Clause of Listing Agreement**	**Compliance status (Yes/No/N.A.)**	**Remarks**
transactions			
(B) Disclosure of Accounting Treatment	49 (IV B)	N.A	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	N.A.	
(F) Management	49 (IV F)	N.A.	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	N.A.	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	N.A.	

Date: 3rd April 2007

For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

END